QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 8, 2014
Supplementing the Preliminary Prospectus Supplements dated October 6, 2014
Registration Statement No. 333-199179
October 8, 2014

DYNEGY INC.

Pricing Term Sheet

Concurrent Offerings of
22,500,000 Shares of Common Stock
(the "Common Stock Offering")
and
4,000,000 5.375% Series A Mandatory Convertible Preferred Stock
(the "Mandatory Convertible Preferred Stock Offering")

This pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated October 6, 2014 relating to the Common Stock Offering (the "Common Stock Preliminary Prospectus Supplement"), the accompanying prospectus dated October 6, 2014 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated October 6, 2014 relating to the Mandatory Convertible Preferred Stock Offering (the "Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement"), the accompanying prospectus dated October 6, 2014 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable.

Issuer:	Dynegy Inc., a Delaware corporation (the "Company")
Trade Date:	October 8, 2014
Expected Settlement Date:	October 14, 2014
Common Stock Offering
Title of Securities:	Common stock, par value $0.01 per share ("Common Stock"), of the Company
Symbol / Exchange	DYN / NYSE
Size of the Common Stock Offering:	22,500,000 shares
Underwriters' Option to Purchase Additional Shares of Common Stock	Up to an additional 3,375,000 shares of Common Stock that the underwriters for the Common Stock Offering have the option to purchase

Last Reported Sale Price of Common Stock on the NYSE on October 7, 2014	$31.20 per share
Public Offering Price:	$31.00 per share
Underwriting Discount:	$0.93 per share
Dealer Concessions:	Not in excess of $0.558 per share
Net Proceeds:
Approximately $676.6 million (or approximately $778.1 million if the underwriters exercise their option to purchase additional shares of Common Stock in full), in each case after deducting underwriting discounts and commissions and before estimated offering expenses payable by the Company
CUSIP / ISIN:	26817R 108 / US26817R1086
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC UBS Securities LLC
Co-Managers:
BNP Paribas Securities Corp.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.

We have been advised by the underwriters that, prior to purchasing the shares being offered pursuant to the preliminary prospectus supplement, on October 7, 2014, one of the underwriters purchased, on behalf of the syndicate, 513,004 shares at a price of $31.1911 per share in stabilizing transactions.

Mandatory Convertible Preferred Stock Offering
Title of Securities:	5.375% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Mandatory Convertible Preferred Stock")
Size of the Mandatory Convertible Preferred Stock Offering:	4,000,000 shares
Underwriters' Option to Purchase Additional Mandatory Convertible Preferred Stock	Up to an additional 600,000 shares that the underwriters for the Mandatory Convertible Preferred Stock Offering have the option to purchase
Public Offering Price:	$100.00 per share
Underwriting Discount:	$3.00 per share
Dealer Concessions:	Not in excess of $1.80 per share

Net Proceeds:	Approximately $388.0 million (or approximately $446.2 million if the underwriters exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full), in each case after deducting underwriting discounts and commissions and before estimated offering expenses payable by the Company
Liquidation Preference:	$100.00 per share
Dividends:
5.375% of the liquidation preference of $100.00 per share of Mandatory Convertible Preferred Stock per year (equivalent to $5.375 per annum per share of Mandatory Convertible Preferred Stock), if declared by the Company's board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of shares of the Company's Common Stock or any combination of cash and shares of Common Stock, as determined by the Company in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $1.64236 per share. Each subsequent dividend is expected to be approximately $5.375 per share.

If the Company elects to make any payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the Average VWAP per share of Common Stock (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) over the five consecutive trading day period beginning on and including the seventh scheduled trading day prior to the applicable dividend payment date (the "Average Price"), multiplied by 97%. In no event will the number of shares of our common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the Floor Price (as defined below). To the extent that the amount of the declared dividend exceeds the product of the number of shares of Common Stock delivered in connection with such declared dividend and 97% of the Average Price, The Company will, if it is legally able to do so, pay such excess amount in cash.
Floor Price:	$10.85, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement
Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the next dividend payment date
Dividend Payment Dates:	February 1, May 1, August 1 and November 1 of each year, commencing on February 1, 2015 and to, and including, the Mandatory Conversion Date (as defined below)
Dividend Period:
The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Mandatory Convertible Preferred Stock and will end on and exclude the February 1, 2015 dividend payment date.

Acquisition Termination Redemption:	Within 10 business days following the earlier of (i) the date on which an Acquisition Termination Event (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) occurrs and (ii) 5:00 p.m. (New York City time) on the date that is nine months after the date of issuance of the Mandatory Convertible Preferred Stock, if the consummation of either or both of the Acquisitions has not occurred, the Company at its option may provide a notice of Acquisition Termination Redemption to the holders of the Mandatory Convertible Preferred Stock (the Company may give notice in any manner permitted by The Depository Trust Company). If the Company provides notice of Acquisition Termination Redemption, then, on the Acquisition Termination Redemption Date specified in such notice, the Company will be required to redeem the Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of Mandatory Convertible Preferred Stock equal to the Acquisition Termination Make-whole Amount described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The Acquisition Termination Make-whole Amount will be paid in cash, or in certain instances at the Company's election, in cash or shares of Common Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement; provided that, if an Acquisition Termination Event occurs within 45 days after the date hereof, the Company's option to redeem shall be extended to the date that is the earlier of (i) the date on which the underwriters' option to purchase additional shares in the Common Stock Offering is exercised in full and (ii) 45 days after the date hereof.
Other than pursuant to an Acquisition Termination Redemption, the Mandatory Convertible Preferred Stock will not be redeemable by the Company.
Initial Price:	$31.00, which equals the price at which the Company offered the Common Stock to the public in the Common Stock Offering
Threshold Appreciation Price:	$38.75, which represents an appreciation of 25% over the Initial Price.
Mandatory Conversion Date:	November 1, 2017 (the "Mandatory Conversion Date")
Conversion Rate:
Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of Mandatory Convertible Preferred Stock will be not more than 3.2258 shares of Common Stock (the "Maximum Conversion Rate") and not less than 2.5806 shares of Common Stock (the "Minimum Conversion Rate"), depending on the Applicable Market Value (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) of Common Stock, as described below and subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

The following table illustrates the conversion rate per share of Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Applicable Market Value of Common Stock	Conversion rate (number of shares of Common Stock to be received upon mandatory conversion of each share of Mandatory Convertible Preferred Stock)
Greater than $38.75 (which is the Threshold Appreciation Price)	2.5806 shares (approximately equal to $100.00 divided by the Threshold Appreciation Price)
Equal to or less than $38.75 but greater than or equal to $31.00	Between 2.5806 and 3.2258 shares, determined by dividing $100.00 by the Applicable Market Value of Common Stock
Less than $31.00	3.2258 shares (approximately equal to $100.00 divided by the Initial Price).

Early Conversion at the Option of the Holder:	At any time prior to November 1, 2017, other than during a Fundamental Change Conversion Period, holders of the Mandatory Convertible Preferred Stock have the right to elect to convert their shares of Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), into shares of Common Stock at the Minimum Conversion Rate of 2.5806 shares of Common Stock per share of Mandatory Convertible Preferred Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. This Minimum Conversion Rate is subject to certain anti-dilution adjustments as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.
Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:
If a Fundamental Change (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) occurs on or prior to November 1, 2017, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), into shares of Common Stock at the Fundamental Change Conversion Rate (as defined below) during the period (the "Fundamental Change Conversion Period") beginning on the effective date of such Fundamental Change (the "Fundamental Change Effective Date") and ending on the date that is 20 calendar days after the Fundamental Change Effective Date (or, if earlier, the Mandatory Conversion Date). The Fundamental Change Conversion Rate will be determined based on the Fundamental Change Effective Date and the price paid or deemed paid per share of Common Stock in such Fundamental Change (see table below).

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive: (i) a "Fundamental Change Dividend Make-whole Amount", in cash or in shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 5.375% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement)) from the Fundamental Change Effective Date to, but excluding, November 1, 2017; and (ii) to the extent that the Accumulated Dividend Amount exists of the the Fundamental Change Effective Date, such Accumulated Dividend Amount, in cash or in shares of Common Stock or any combination thereof, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.
Fundamental Change Conversion Rate:
The Fundamental Change Conversion Rate will be determined by reference to the table below and is based on the Fundamental Change Effective Date and the price (the "Fundamental Change Share Price"). If the holders of the Common Stock receive only cash in the Fundamental Change, the Fundamental Change Share Price shall be the cash amount paid per share. Otherwise the Fundamental Change Share Price shall be the Average VWAP per share of Common Stock over the 10 consecutive trading day period ending on, and including, the trading day preceding the Fundamental Change Effective Date.

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock for each Fundamental Change Share Price and Fundamental Change Effective Date set forth below.

Fundamental Change Share Price on Fundamental Change Effective Date

Fundamental Change Effective Date	$10.00	$15.00	$20.00	$25.00	$31.00	$33.00	$36.00	$38.75	$45.00	$60.00	$75.00	$90.00	$110.00	$130.00	$150.00
October 14, 2014	3.1771	3.1127	2.9954	2.8666	2.7393	2.7064	2.6659	2.6370	2.5942	2.5605	2.5574	2.5587	2.5601	2.5608	2.5611
November 1, 2015	3.2050	3.1768	3.0891	2.9579	2.8026	2.7596	2.7058	2.6673	2.6112	2.5709	2.5672	2.5675	2.5679	2.5681	2.5681
November 1, 2016	3.2167	3.2141	3.1823	3.0802	2.8912	2.8295	2.7495	2.6924	2.6157	2.5759	2.5743	2.5743	2.5744	2.5744	2.5744
November 1, 2017	3.2258	3.2258	3.2258	3.2258	3.2258	3.0303	2.7778	2.5806	2.5806	2.5806	2.5806	2.5806	2.5806	2.5806	2.5806

The exact Fundamental Change Share Price and Fundamental Change Effective Date may not be set forth in the table above, in which case:

  •
  if the Fundamental Change Share Price is between two Fundamental Change Share Price amounts on the table or the Fundamental Change Effective Date is between two dates on the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365-day year;

  •
  if the Fundamental Change Share Price is in excess of $150.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate, subject to adjustment; and

  •
  if the Fundamental Change Share Price is less than $10.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate, subject to adjustment.

Listing:	The Company has applied to have the Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol "DYN.PRA"
CUSIP / ISIN:	26817R 207 / US26817R2076
Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC UBS Securities LLC
Co-Managers:
BNP Paribas Securities Corp.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.

*            *            *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and each of the related prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, RBC Capital Markets, LLC, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281; and UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171.

QuickLinks

  Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated October 8, 2014 Supplementing the Preliminary Prospectus Supplements dated October 6, 2014 Registration Statement No. 333-199179 October 8, 2014